

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Sean M. O'Connor
International Assets Holding Corp.
329 North Park Avenue, Suite 305
Winter Park, Florida 32789

> **Re: International Assets Holding Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 000-23554**

Dear Mr. O'Connor:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Accounting Branch Chief